

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

EscoBoss, Inc.

127 S Brand blvd #220
glendale, CA 91204

www.escoboss.com

2500 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 26,750* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 shares of common stock ($10,000)

Company	EscoBoss Inc.
Corporate Address	127 S Brand blvd #220, Glendale, CA, 91204
Description of Business	EscoBoss's On-Demand Mobile Staffing App. Whether you're looking to hire for your next event or an executive assistant for your next industry convention, we've got you covered.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$4.00 per Share
Minimum Investment Amount (per investor)	$500.00

Perks *

$500+	10% off of service fees of one purchase of services from our App
$2,500+	20% off of service fees of Two purchase of services from our App
$5,000+	30% off of service fees of Three purchase of services from our App
$10,000+	50% off of service fees of Four purchase of services from our App

All perks occur after the offering is completed.
All perks are individual, not inclusive of previous perks. Investors only get one perk reward matching your level of investment.

The 10% Bonus for StartEngine Shareholders

EscoBoss will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of common stock at $4 / share, you will receive 10 common stock bonus shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of the Business:

EscoBoss mobile platform is a Short-term staffing application, which connects business owners and brands with local providers to hire for immediate hourly or daily jobs, allowing them to hire where they want and when they want immediately. We help talented people connect with businesses in need.

Currently, we are in the first steps of the development of our product. The initial wireframes and mockups are designed for MVP and a developer started the coding process, we expect to have our first MVP before the end of DEC 2018 for IOS and end of Feb 2019 for Android.

Businesses need short-term help. Workers need short-term work. We're bridging that gap with **EscoBoss, a mobile-only experience for short-term staffing.**

Having the right staff can make all the difference. And finding candidates for short-term work is difficult, time-consuming, and expensive both sides of the equation. **We believe businesses shouldn't have to gamble with short-term help. We also believe that there is an endless untapped pool of talent waiting in the wings, eager to show those businesses what they've got.** So, we're creating a mobile-only app to help businesses connect with providers.

Short-Term Staffing Saves Time And Money, and Expands Horizons: By providing businesses with the opportunity to employ people when they need them, for as long as they need them, we're able to save them time and money. By giving providers the flexibility to work when they can, we provide them with freedom, extra cash, and the ability to expand their resume on their own time.

Mobile-First Technology Means Efficiency: Our website will support our application, but our app is king. This means ease of use and efficient work.

Our Payment Structure Means Security: We provide security for both provider and boss by holding the payment in escrow until a job is complete. Our company receives a percentage of compensation for facilitating the transaction fee. While our competition charges between 35-50% per job won, EscoBoss' low flat rate of 15% means we'll get access to more workers, and more businesses, for less.

Source: Job Unlocker https://goo.gl/hmWtFp

Sales, Supply Chain & Customer Base:

As a new startup, we have no current client base, however, our target client base will include small and medium size businesses and entrepreneurs in need of hiring a short-term workforce.

Competition:

Our main competition will be categorized into two sectors an independent gig economy source and temp agency.

Liabilities and Litigation

We have no litigations and liabilities. Once launched, we plan on having insurance to protect the company in the event of future liabilities and litigation.

Invest in EscoBoss.

The team

Officers and directors

Juliet Andriassian	CEO, Founder, & Sole Director

Juliet Andriassian
Action-Oriented Leader in Marketing, Sales, Business Strategy, and Customer & Partner Ecosystems. Deep domain experience delivering complex initiatives within Consulting & Retail/Insurance industries. Juliet Andriassian has over 20 years of experience working with premier financial and Management Consulting firms and 15 years of experience working with retailers and consumer products companies in a

variety of functional areas spanning Sales, Operations, Marketing, and HR. Before starting EscoBoss, Juliet was owner and operator of Libro Insurance brokerage and a risk management Advisor for Private Investors & Business Owners. She has helped creator of innovative ventures with low risk - high return investment proposition, strategic business planning, and Investment Advisory for High Net Worth individuals. Libro Insurance Agency CEO January 1998 to December 2017 EscoBoss Inc. CEO, Founder, & Sole Director October 2018 to present (full time)

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **EscoBoss is a brand new company** It has no history, no clients, no revenues. If you are investing in this company, it's because you think the Esco Boss Application is a good idea, and that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Ability to raise the see round as well as cash flow** Our ability to continue and build the application and inquire the first set of clients and as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from raising the seed round and operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Early Stage Risks** The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations. There are no guarantees that Esco Boss Inc. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.
- **Talent Retention & Hiring** In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in

product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

- **Insurance Risk** We will rely on employers and providers to carry sufficient insurance coverage. We depend on employers and providers to carry insurance to cover their work. Even though we employ vetting procedures and background checks certain employers and providers may lack insurance coverage and expose the company to liability for poor work or damage.

- **Thirds Party Affiliation Risks** We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations. We did not solely create the product that we use to facilitate transactions. Instead, we engaged contractors and third parties to help develop our products and develop improvements. We rely on service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience slower improvement and development lags leaving our product uncompetitive. Defects in the system could cause damage to the brand and decrease demand for the brand

- **Lack of Contractor Control** We depend on third-party providers to serve our customers and provide operation functions. We do not provide the service to customers but we facilitate transactions. Instead, we engage contractors to provide the actual service. We rely on service providers because our goals are aligned with earning sales. If service was interrupted or executed at a poor level and we were not able to find alternate third-party providers, we could experience slower service lags and quality issues causing damage to the brand and decrease demand for the brand.

- **Data Breach Risks Through our operations** We collect and store certain personal information that our customers provide, enroll in promotional programs, register on our app/website or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Juliet Andriassian, 80.0% ownership, Common Stock
- Soren Azorian, 20.0% ownership, Common Stock

Classes of securities

- Common Stock: 900,000

Company Stock

The Company is authorized to issue up to 1,000,000 shares of common stock. There are a total of 900,000 shares currently outstanding.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of our common stock are entitled to receive dividends if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a Minority Holder

As a minority holder of the Company's Common Stock, you will have limited ability to influence the Company's policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. Increases in number of the Company's shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

At this stage, we have no operation or neither any transaction yet.

Since the entity's inception, Esco Boss financial activity has consisted of investment in developing the product mockup and registering the necessary web and hosting services and establishing infrastructure and marketing efforts to get the crowdfunding start so we will be able to have enough funds to create the MVP and enough cash flow for the first 6 to 9months of operation.

This offering along with other future fundings will provide a portion of the capital needed to invest in our critical growth initiatives. The company's capital resources after this campaign will determine the appropriate cost model management will execute. Management will responsibly scale critical growth driven expenses to reflect the post-campaign capital resources.

All of the investments thus far have been funded by the founders, Juliet Andriassian and Soren Azorian.

At this stage, Esco Boss started developing its products for MVP on IOS and Android platforms and to develop a comprehensive marketing strategy with reputable partners that are ready to execute.

Financial Milestones

The company's short-term goal will focus on investing in building the Mobile applications and backend and to continue to expand awareness and get ready for the growing of user acquisition. The company will invest in critical growth driven expenses such as digital and grassroots marketing and product development. The company has identified models of operation based upon available capital. Each model is focused on growth and business development. These models are somewhat reflected in the use of proceeds models included in this document. Based on the level of capital, management will invest appropriate amounts in the development of our business.

This offering will provide capital to the company for operations. The company expects to raise $10,000 to $100,000. The proceeds will allow the company to build upon and execute its marketing strategy to develop the product, increase brand awareness, add users and generate transactions.

In addition to this offering, the company may seek seed capital and in preliminary discussions through traditional investor channels by issuing equity and/or issuing convertible notes or SAFE to investors. The company will use this capital to fund the marketing strategy and scale operations.

Liquidity and Capital Resources

The company has a low level of liquidity. All funding thus far has come from the founders. This offering will improve the company's liquidity and cash position. The company's primary asset, the application platform, is not liquid. A weak liquidity position is a common challenge among start-up businesses and the reason for this offering. If the company raises the minimum amount it will continue to practice a bootstrap model to continue operations.

Proceeds of $10,000 to $100,000 will provide the company the liquidity to fund more initiatives to build exposure and cash flow. The company expects to become more liquid as transactions start and produce cash flow. Cash from operations will grow monthly and contribute to the cash position and liquidity

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$3,600,000.00

We have not undertaken any efforts to produce a valuation of the Company for now and we are focused to build this great idea and execute for future valuation. The price of the shares merely reflects the opinion of the Company as to what would be fair market value for similar applications and businesses. One of these similar businesses is TaskRabbit which is another on-demand application in the gig economy sector and was Acquired by IKEA more information can be obtained here: https://www.crunchbase.com/organization/taskrabbit

USE OF PROCEEDS

The net proceeds of the Offering will be used to further develop the product, implement the marketing strategy, insurance, office and administrative and reserve working capital. None of the models include compensation to the team. The strategic purpose of these funds is to build the application and start of our marketing plan.

The company has plans for capital raised in excess of the maximum offering. As capital resources expand the management will expand the operations model and fund each line item further into the forecast as well as increase the paid advertising expenses. The expanded model will focus on accelerating the growth of users and transactions. The company will seek additional capital once it has achieved certain milestones. These milestones will provide for better exposure in financing as well as valuation. The additional financing will allow for planning expansion beyond the launch market and hire support staff to execute operations

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$3,290	$39,480
Marketing	$3,760	$37,600
Working Capital	$2,350	$23,500
Total Use of Net Proceeds	$9,400	$100,580

R&D Production costs are for the development of the application on IOS and Android, Our marketing campaigns will target businesses in need of short-term staffing through social and digital marketing, those interested in short-term staffing on Linkedin, Google Ads and Facebook campaigns. Our working capital will be used for insurance, legal and miscellaneous fees.

We are seeking to raise a minimum of $10,000 (target amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $107,000, we believe the amount will last us for 6 to 9 months on development and marketing.

Irregular Use of Proceeds

No irregular Use of Proceeds is anticipated at this time.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.escoboss.com/annualreport . The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
EscoBoss, Inc.

[See attached]

I, ___Juliet Andriassian__, the __CEO__of _Escoboss, Inc, hereby certify that the financial statements of __Escoboss, Inc and notes thereto for the periods ending __10/23/2017____and ___04/27/2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $__0_____; taxable income of $__0_____ and total tax of $___0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___10/23/2017.

_____ (Signature)

__CEO_____ (Title)

___04/27/2018_____ (Date)

ESCOBOSS, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017

Escoboss, Inc
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2017	1
Statements of Operations for December 31, 2017	2
Statements of Stockholders' Equity the for December 31, 2017	3
Statements of Cash Flows for December 31, 2017	4
Notes to the Financial Statements	5

ESCOBOSS, INC
BALANCE SHEETS
DECEMBER 31, 2017
(unaudited)

Assets
Current Assets:

Cash	$	-
Total Current Assets	$	-

Non-Current Assets

Property, Plant & Equipment	$	-
Intangible Assets	$	-
Total Non-Current Assets	$	-
Total Assets	$	-

Liabilities and Equity

Current Liabillities

Trade and other borrowings	$	-
Short-term borrowings	$	-
Total Current Liabilities	$	-

Non-Current Liabilities	$	-
Long-term borrowings	$	-
Total Non-Current Liabilities	$	-
Total Liabilities	$	-

Stockholders' Equity

Common Stock Issued and Outstanding		0
Subscription Receivable		0
Retained Earnings	$	-
Total Stockholders' Equity	$	-
Total Liabilities and Stockholders' Equity	$	-

ESCOBOSS, INC
STATEMENTS OF OPERATIONS
FOR DECEMBER 31, 2017
(unaudited)

	December 31, 2017
	$
Revenue	-
Cost of Sales	-
Gross Profit	
Operating Expenses-	
General and Administrative	-
Total Operating Expenses	
	$
Net Income	-

ESCOBOSS, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR DECEMBER 31, 2017
(unaudited)

| | Common Stock | | Subscription Receivable | Retained Earnings | Stockholders' Equity |
	Shares	Amount			
December 31, 2017	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	-	-	-	-	-
Net Income	-	-	-	-	-
	-	$ -	$ -	$ -	$ -

6

ESCOBOSS, INC
STATEMENTS OF CASH FLOWS
FOR DECEMBER 31, 2017
(unaudited)

	December 31, 2017
Cash Flows From Operating Activities	
Net Income	$ -
Net Cash Used in Operating Activities	$ -
Increase in Cash and Cash Equivalents	
Cash and cash equivalents, beginning of period	$ -
Cash and cash equivalents, end of period	$ -
Supplemental Disclosures of Cash Information:	
Cash paid for interest	$ -
cash paid for income taxes	$ -
Non Cash Investing and Financing Activities:	
Subscription Receivable	$ -

NOTE 1 – NATURE OF OPERATIONS

[ESCOBOSS INC.] was formed on [10/2018] ("Inception") in the State of CA.   The financial statements of [ESCOBOSS, INC.] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in [Glendale, CA].

ESCOBOSS INC. Businesses need short-term help. Workers need short-term work. We're bridging that gap with EscoBoss, a mobile-only experience for short-term staffing. Having the right staff can make all the difference. And finding candidates for short-term work is difficult, time-consuming, and expensive both sides of the equation. We believe businesses shouldn't have to gamble with short-term help. We also believe that there is an endless untapped pool of talent waiting in the wings, eager to show those businesses what they've got. So, we're creating a mobile-only app to help businesses connect with providers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from a percentage of compensation for facilitating the transaction fee. When (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
No Debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 1,000,000 shares of our common stock. As of 4/27/2018 the company has currently issued 900,000 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

None

NOTE 7 – SUBSEQUENT EVENTS

None

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

startengine What's New ▾ Discover Investments Edit My Campaign Launch an ICO NEW Diana C. ▾

EscoBoss Inc is pending **StartEngine Approval.**



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Investors
$0.00
Raised of $10K - $107K goal
EscoBoss Inc
Short-Term Staffing - Simplified!
Small OPO
glendale, CA
Consumer Internet
US Investors Only

Overview Team Terms Updates Comments Share

EscoBoss: Make Your Next Event A Success With A Mobile-First Staffing Application For Short-Term, Immediate, Hires



Businesses need short-term help. Workers need short-term work. We're bridging that gap with **EscoBoss, a mobile-only experience for short-term staffing.**

Having the right staff can make all the difference. And finding candidates for short-term work is difficult, time-consuming, and expensive both sides of the equation. **We believe businesses shouldn't have to gamble with short-term help. We also believe that there is an endless untapped pool of talent waiting in the wings, eager to show those businesses what they've got.** So, we're creating a mobile-only app to help businesses connect with providers.



Invest in EscoBoss.

Currently, we are in the first steps of the development of our product. The initial wireframes and mockups are designed for MVP and a developer started the coding process, we expect to have our first MVP before the end of Dec 2018 for IOS and end of Feb 2019 for Android.

Short-Term Staffing Saves Time And Money, and Expands Horizons: By providing businesses with the opportunity to employ people when they need them, for as long as they need them, we're able to save them time and money. By giving providers the flexibility to work when they can, we provide them with freedom, extra cash, and the ability to expand their resume on their own time.

Mobile-First Technology Means Efficiency: Our website will support our application, but our app is king. This means ease of use and efficient work.



Our Payment Structure Means Security: We provide security for both provider and boss by holding the payment in escrow until a job is complete. Our company receives a percentage of compensation for facilitating the transaction fee. While our competition charges between 35-50% per job won, EscoBoss' low flat rate of 20% means we'll get access to more workers, and more businesses, for less.
Source: Job Unlocker https://goo.gl/hmWtFp

Let's provide some security.
Our providers are background checked before they can accept any offer listed on our app. And our providers can build their own marketplace within applications if their background check is complete. This makes it easier for businesses to find them, and it means that businesses can rest assured knowing the help they find on EscoBoss is the best.

The Offering

Investment

$4/share of common stock | When you invest you are betting the company's future value will exceed $3.7M.

Perks*

$500+	10% off of service fees of one purchase of services from our App
$2,500+	20% off of service fees of Two purchase of services from our App
$5,000+	30% off of service fees of Three purchase of services from our App
$10,000+	50% off of service fees of Four purchase of services from our App

**All perks are individual, not inclusive of previous perks. Investors only get one perk reward matching your level of investment.*
All perks occur after the offering is completed.

This Offering is eligible for the

















StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

We help talented people connect with businesses in need.

Staffing Begins Here

Talented people are the heart of your business. While you may need a staffer for only a few hours or days, getting that set of skills can be integral to your business. We connect local providers who are ready to work with businesses who are ready to employ. Jobs are posted, providers receive notifications, and like that, providers are hired.

Finding highly-skilled talent when a businesses needs it can be a challenge - especially when planning and coordinating can take up the bulk of permanent employees' time before a big event. **Whether you're looking to hire someone on an hourly basis, or an executive assistant for your next industry convention, we've got you covered.** We'll work with small and medium sized businesses to find everything from data entry helpers at conventions to lead generation individuals.

Background Checks

Financial Security

Ease of Use

Vast Experiences

EscoBoss's On-Demand Mobile Staffing App Means Everyone Wins

The Boss Finds Help Easily

- **No Upfront Costs:** Our hiring clients will only pay for their jobs once they fulfill the job successfully
- **Quick Turnaround:** job posts can be posted and fulfilled within minutes
- **No Expensive Fees**: fees are low for those looking to employ
- **Rate and Review**: Bosses can review their providers
- **Ease of Mind:** EscoBoss providers are ready to accept your job instantly, and they're already pre-screened
- **One-Stop Staffing:** We're a staffing and hiring source that covers a *wide range* of professional and technical skillsets in the short-term space
- **Competition:** Our bosses say what they need, when they need it, and sit back while local talents compete for temporary job placement
- **Wide Net Of Providers:** Our providers have seen it all - they're ready to fulfill the needs of both traditional and non-traditional work environments
- **Set Your Price:** Bosses are able to indicate their hourly base payment and pay as agreed
- **Reduce Labor Costs**: By adding staff only when necessary (to hit key deadlines, cover absences) we're able to reduce client costs overall by eliminating extra workers overall, and only employing individuals when necessary

The Provider Finds Jobs Easily

- **Flexibility:** with EscoBoss's constantly evolving workplace, we're able to give providers opportunity to work anytime, and anywhere, in their schedule
- **No Upfront Costs:** EscoBoss does not over-charge providers to use their service. If you're looking for work, you can simply log on and start browsing
- **Make Money And Expand Your Resume:** We work with companies our providers will want to work with, they can beef up their resumes by making new connections and learning new skills
- **Varied Work:** We staff for numerous industries and needs, meaning our posts are constantly changing and evolving
- **State-Of-The-Art Processing:** We're a mobile-first technology which means ease of use and quick processing and evaluation for all of our users
- **Direct Payment Option**: Our providers are paid quickly upon job completion
- **Constant Support:** Customers can receive feedback whenever they need it, wherever they need it through our mobile application
- **Live Chat:** Those looking for employment can access previous and upcoming events and chat via our in-app messenger

BOSS
start
PROVIDER
start
Provider Name
hi
Events near me
start
start
start
Hire Like A Boss
Login / Sing up
Your Full Name
Your Business Email
Street Address
Country
City
State
Zip/PostalCode
Get Started

Images are mockups. App is still currently under development.

The Staffing Market is Booming

The staffing industry has changed. Some of these workers are high-wage and highly skilled. In fact, temps in recent history have been CFO's, engineers, doctors, health care professionals, and IT professionals. Now, companies have availabilities for endless reasons to need short-term staffing help: maternity leave, short-term projects, periods of high demand in the company, and we're here to supply those. Temporary labor makes sense: companies can quickly staff up or down as markets change, and they don't have the added costs of handling worker benefits. Let's build this market. Information source: https://americanstaffing.net/ & http://staffingindustry.com/

In 2016...

The global staffing industry **generated $428 Billion.**

Source

Recruiting industry sales in the US **reached $150 Billion.**

Source

16 Millions Americans worked as temp or contractors for staffing agencies

Source

Temp placements translated into **$120B in revenue.**

Source

Invest in EscoBoss

Invest With EscoBoss. We're changing the way staffing is done. In the next four months we plan to have a full-functioning, state-of-the-art app that serves a community that's currently vastly underserved. We'll be creating mobile applications for IOS and Android and Back Office. Plus, we'll be creating the marketing infrastructure necessary to make our brand a success.

We'll start our launch targeting only California: beginning in SF and LA. As we gain traction we'll move onto NY, TX and FL markets, expanding later to the greater US and Canada...Aand we anticipate being able to do this within the first six months. **Join us on this exciting journey.**

Let's Connect People!



Our Corporation Is Founded

October 2017



Launch on StartEngine!

October 2018



MVP for IOS (ANTICIPATED)

Dec 2018



StartEngine Campaign Ends. (ANTICIPATED)

January 2019



MVP for Android (ANTICIPATED)

Feb 2019

In the Press

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Meet Our Team

Juliet Andriassian

CEO, Founder, & Sole Director

Action-Oriented Leader in Marketing, Sales, Business Strategy, and Customer & Partner Ecosystems. Deep domain experience delivering complex initiatives within

Consulting & Retail/Insurance industries. Juliet Andriassian has over 20 years of experience working with premier financial and Management Consulting firms and 15 years of experience working with retailers and consumer products companies in a variety of functional areas spanning Sales, Operations, Marketing, and HR. Before starting EscoBoss, Juliet was owner and operator of Libro Insurance brokerage and a risk management Advisor for Private Investors & Business Owners. She has helped creator of innovative ventures with low risk - high return investment proposition, strategic business planning, and Investment Advisory for High Net Worth individuals. Libro Insurance Agency CEO January 1998 to December 2017 EscoBoss Inc. CEO, Founder, & Sole Director October 2018 to present (full time)







Soren Azorian
Marketing Director

Dynamic, collaborative, creative thinker with excellent leadership and communication skills. Consistent history of outperforming and exceeding sales goals in various highly competitive environments. With over 17 years of experiences in communication and marketing strategies and helping small and medium-sized businesses, Soren is seeking to help EscoBoss deliver industry-leading results and create cultural relevance and consumer adoration. From 2003 to 2015, He worked as CEO for Direct Telecom Inc. (telecommunication and marketing agency) and last three years he has invested his knowledge and expertise to build Appail, App Development and Digital Marketing Services.

Rohit Rajdev
Developer

Experienced IT professional with significant expertise in delivering multi million euros collaboration programmes to over a 100,000 users. Specialties: . Strategic Planning & Execution | Staff Leadership & Management . Enterprise architecture | Cloud Strategy, Migration and Support . Product Planning, Strategy and Operational Excellence | Agile | IT Roadmap . Business Intelligence & Predictive Analytics | Cloud Cost Optimization | Cloud Security and Compliance

Offering Summary

Maximum 26,750* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,500 shares of common stock ($10,000)

Company	EscoBoss Inc.
Corporate Address	127 S Brand blvd #220, Glendale, CA, 91204
Description of Business	EscoBoss's On-Demand Mobile Staffing App. Whether you're looking to hire for your next event or an executive assistant for your next industry convention, we've got you covered.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$4.00 per Share
Minimum Investment Amount (per investor)	$500.00

Perks *

$500+	10% off of service fees of one purchase of services from our App
$2,500+	20% off of service fees of Two purchase of services from our App
$5,000+	30% off of service fees of Three purchase of services from our App
$10,000+	50% off of service fees of Four purchase of services from our App

All perks occur after the offering is completed.
All perks are individual, not inclusive of previous perks. Investors only get one perk reward matching your level of investment.

The 10% Bonus for StartEngine Shareholders

EscoBoss will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with a $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of common stock at $4 / share, you will receive 10 common stock bonus shares, meaning you'll own 110 shares for $400. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

No irregular Use of Proceeds is anticipated at this time.

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

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VIDEO TRANSCRIPT (Exhibit D)

my name is ellen and I'm with Escobsss

Finding highly skilled talent when you need it can be challenging especially when you have an event coming upwhether you're looking to hire temporary workforce, or an executive assistant for your next industry convention, we've got you covered.You can hire for your next event using our state of the art mobile application 24/7 and let a local professional who's skills match your business needs apply for a job.With your help entrepreneurs can hire smart and create an on demand job placement for the local talent.

Join escoboss investor partner program today.

EscoBoss App video

When you run a business time and resources are valuable. You want to have talented individuals staffed and ready for whatever may arise, but that can get pretty expensive. Alternatively, you can wait until a need arises to hire someone but you might not find the kind of talent you need quick enough. Instead of settling for one of these unattractive options there's another solution. Escoboss On-Demand Mobile Staffing. Let's say you need a short-term hire for something that neither you or your staff have room on your plates for. Do you realize there are literally hundreds of qualified individuals just waiting to get word? Whether it's a friendly smile to work the door at an event, nimble fingers for a data entry task, or a dedicated mind for a research project, the Escoboss app brings the talent to the hiring power of your fingertips. Short-term staffing simplified.

With little effort, your business can set up a profile along with a list of available short-term gigs, and don't worry we'll help you spread the word. Whenever you post a new listing, we'll notify our vast network of talent providers, and then the hiring begins. It's quick, painless, and profitable all around. Escoboss is a state-of-the-art mobile-first app ready and dedicated to creating a user experience you'll want to seamlessly incorporate into your daily routine. Download Escoboss today from your mobile app provider, and let's get to work.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.